                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                   IXNET, INC.

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   46601C-10-9
                                 (CUSIP NUMBER)

                              JAMES C. GORTON, ESQ.
                              GLOBAL CROSSING LTD.
                          WESSEX HOUSE, 45 REID STREET
                             HAMILTON HM12, BERMUDA
                                 (441) 296-8600

                                 WITH A COPY TO:

                             D. RHETT BRANDON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                FEBRUARY 22, 2000

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) or 13d-1(g), CHECK THE FOLLOWING BOX.

CUSIP NO. 46601C-10-9                                        PAGE 2 OF    PAGES


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Global Crossing Ltd.
                   I.R.S. Employer Identification No.  98-0189783
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)


                 (b)
--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS

          Not applicable.  See Item 3.

--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Bermuda

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
      NUMBER OF                0
       SHARES            -------------------------------------------------------
BENEFICIALLY OWNED BY    8     SHARED VOTING POWER
        EACH                   43,100,000
      REPORTING
       PERSON            9     SOLE DISPOSITIVE POWER
        WITH                   0


                         10    SHARED DISPOSITIVE POWER
                               43,100,000

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          43,100,000

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          84.3% (based on 51,148,867 shares outstanding)

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "IXnet Common Stock"), of IXnet, Inc., a Delaware corporation ("IXnet"). The address of the principal executive office of IXnet is Wall Street Plaza, 88 Pine Street, New York, NY 10005.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D is filed by Global Crossing Ltd., a Bermuda corporation ("Global Crossing" or the "Reporting Person"). The address of the principal executive office of Global Crossing is Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Global Crossing is building and offering services over the world's first global fiber optic network with 97,200 announced route miles, serving five continents, 24 countries and more than 200 major cities. The Global Crossing Network and its telecommunications and Internet product offerings will be available to over 80% of the world's international communications traffic. Global Crossing's subsidiary, GlobalCenter Inc., is a leading Internet Commerce Services Provider and provides customers with the Internet infrastructure necessary to manage complex online enterprises on a global basis.

                  (a),(b),(c),(f) To the best of Global Crossing's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Global Crossing, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in
Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  Pacific Capital Group, Inc. ("PCG") is a California corporation with principal executive offices located at 360 N. Crescent Drive, Beverly Hills, California 90210. PCG is a leading principal equity investor and merchant banking firm. PCG provides capital to global companies in the telecommunications, technology, internet, media, real estate, and healthcare sectors. PCG was the founder of Global Crossing.

                  Canadian Imperial Bank of Commerce ("CIBC") is a bank organized under the Bank Act of Canada with principal executive offices located at Commerce Court, Toronto, Canada M5L 1A2.

                  (d), (e) During the last five years, neither Global Crossing nor, to the best of Global Crossing's knowledge, (i) any of the executive officers or directors of Global Crossing, (ii) PCG or (iii) CIBC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On February 22, 2000, Global Crossing entered into an Agreement and Plan of Merger, dated as of February 22, 2000 (the "Merger Agreement") with Georgia Merger Sub Corporation ("GC Merger Sub"), IPC Communications, Inc. ("IPC"), IPC Information Systems, Inc. ("IPC Systems"), Idaho Merger Sub Corporation ("IPC Merger Sub") and IXnet, which sets forth the terms and conditions by which Global Crossing will acquire by merger the entire equity interest in each of IPC and IXnet. Pursuant to the Merger Agreement, (i) IPC will merge with and into IPC Systems (the "Intercompany Merger"), with IPC Systems as the surviving corporation, (ii) immediately thereafter, GC Merger Sub, a newly organized wholly owned subsidiary of Global Crossing, will merge with and into IPC Systems (the "IPC Systems Merger"), with IPC Systems surviving as a wholly owned subsidiary of Global Crossing, and (iii) immediately thereafter, IPC Merger Sub, a newly organized wholly owned subsidiary of IPC Systems will merge with and into IXnet (the "IXnet Merger", and together with the Intercompany Merger and the IPC Systems Merger, the "Mergers"), with IXnet surviving as a wholly owned indirect subsidiary of Global Crossing. A copy of the Merger Agreement is included as Exhibit 2.1 to this Schedule 13D.

                  Pursuant to the Merger Agreement, each share of IPC Common Stock issued and outstanding, subject to certain exceptions described in the Merger Agreement, will be converted into the right to receive 5.417 shares of common stock, par value $0.01 per share, of Global Crossing ("Global Common Stock") and each share of common stock, par value $0.01 per share of IXnet ("IXnet Common Stock") issued and outstanding, subject to certain exceptions described in the Merger Agreement, will be converted into the right to receive
1.184 shares of Global Common Stock.

                  Concurrently with the execution of the Merger Agreement and in accordance with the applicable provisions of the Merger Agreement, IPC Systems, which owns approximately 84.3% of the outstanding IXnet Common Stock, has executed and delivered its irrevocable written consent (the "IPC Systems Consent"), which constitutes action by written consent of the stockholders of IXnet to adopt the Merger Agreement. Therefore, no further vote with respect to the IXnet Merger by the stockholders of IXnet is required or will be taken.

                  Beneficial ownership of the shares of IXnet Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired by Global Crossing through the execution of the Merger Agreement, which imposes certain obligations and restrictions on the voting and disposition of the shares of IXnet Common Stock held by the IPC Systems (the "Shares"). Global Crossing has not paid to IPC Systems any funds in connection with the execution and delivery of the IPC Systems Consent. The IPC Systems Consent was entered into to induce Global Crossing to enter into, and in consideration for its entering into, the Merger Agreement.

                  References to, and descriptions of, the Merger Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Merger Agreement included as an Exhibit to this Schedule 13D, and incorporated in this Item 3 in its entirety where such references and descriptions appear.

ITEM 4.           PURPOSE OF TRANSACTION

                  The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

                  Upon consummation of the Intercompany Merger as contemplated by the Merger Agreement (a) the Certificate of Incorporation and Bylaws of IPC Systems will be the Certificate of Incorporation and Bylaws of the surviving corporation of the Intercompany Merger, except that Article Four of the Certificate of Incorporation shall be amended to read in its entirety as follows: "The total number of shares of stock which the Corporation shall have the authority to issue is 25,000,000, each having a par value of one cent ($0.01).", (b) the officers and directors of IPC shall be the officers and directors of the surviving corporation of the Intercompany Merger, and (c) each share of IPC Common Stock (as defined in the Merger Agreement) issued and outstanding shall be converted into one share of common stock, par value $0.01, of IPC Systems ("IPC Systems Common Stock").

                  Upon consummation of the IPC Systems Merger as contemplated by the Merger Agreement (a) the Certificate of Incorporation and Bylaws of IPC Systems will be the Certificate of Incorporation and Bylaws of the surviving corporation of the IPC Systems Merger, except that Article Four of the Certificate of Incorporation shall be amended to read in its entirety as follows: "The total number of shares of stock which the Corporation shall have the authority to issue is 1,000, each having a par value of one cent ($0.01).",
(b) the officers and directors of GC Merger Sub shall be the officers and directors of the surviving corporation of the IPC Systems Merger and (c) each share of IPC Systems Common Stock issued and outstanding, subject to certain exceptions described in the Merger Agreement, shall be converted into the right to receive 5.417 shares of Global Common Stock.

                  Upon consummation of the IXnet Merger as contemplated by the Merger Agreement (a) the Certificate of Incorporation and Bylaws of IXnet will be the Certificate of Incorporation and Bylaws of the surviving corporation of the IXnet Merger, except that Article Four of the Certificate of Incorporation shall be amended to read in its entirety as follows: "The total number of shares of stock which the Corporation shall have the authority to issue is 1,000, each having a par value of one cent ($0.01).", (b) the officers and directors of IPC Merger Sub shall be the officers and directors of the surviving corporation of the IXnet Merger and (c) each share of IXnet Common Stock issued and outstanding, subject to certain exceptions described in the Merger Agreement, shall be converted into the right to receive 1.184 shares of Global Common Stock.

                  It is also expected that the shares of IXnet Common Stock will be delisted from the NASDAQ and will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

                  Pursuant to the Merger Agreement, IPC Systems has executed and delivered the IPC Systems Consent in lieu of a meeting of the stockholders of IXnet to adopt the Merger Agreement. In addition, IPC Systems agreed, during the term of the Merger Agreement, (a) if requested by Global Crossing, it would vote its Shares (or execute written consents) at any meeting of IXnet's stockholders, however called, or in any case where consents are sought, (i) in favor of the IXnet Merger and the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of the Merger Agreement and (iii) unless otherwise consented to by Global Crossing, against any extraordinary corporate transaction other than those contemplated by the Merger Agreement, (b) not to directly or indirectly solicit, initiate, facilitate or encourage any inquiries or proposals that constitute or would reasonably be expected to lead to an

Acquisition Proposal (as defined in the Merger Agreement), (c) not to participate or engage in negotiations or discussions concerning or provide any non-public information to any person relating to or otherwise facilitate any effort or attempt to make or implement any Acquisition Proposal and (d) not to deliver, sell, transfer, pledge or otherwise encumber any of the Shares, any other voting securities of IXnet or any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls, commitments or options to acquire, any shares of IXnet, voting securities of IXnet or convertible securities or any other securities or equity equivalents (including stock appreciation rights) of IXnet.

                  In furtherance of the foregoing agreements to vote, IPC Systems granted to Global Crossing its irrevocable proxy, and appointed certain officers of Global Crossing as its attorney-in-fact, to execute and deliver the IPC Systems Consent.

                  By virtue of the agreements of IPC and IPC Systems set forth in the Merger Agreement, Global Crossing may be deemed to share with IPC and IPC Systems the power to vote and dispose of shares of IXnet Common Stock subject to the Merger Agreement. However, Global Crossing expressly disclaims any beneficial ownership of the shares of IXnet Common Stock subject to the applicable provisions of the Merger Agreement.

                  Except as set forth above, Global Crossing currently has no other plans or intentions that relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

                  References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as an Exhibit to this Schedule 13D, and incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF IPC.

                  The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

                  (a) As of February 22, 2000, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of the provisions set forth in the Merger Agreement and summarized in Item 4, Global Crossing may be deemed to have acquired beneficial ownership of 43,100,000 shares of IXnet Common Stock, constituting approximately 84.3% of the outstanding shares of IXnet Common Stock.

                  (b) Global Crossing does not have sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any shares of IXnet Common Stock. Global Crossing has shared power to vote and to direct the vote, and shared power to dispose or direct the disposition of, the 43,100,000 shares referred to in subparagraph (a) as a result of the arrangements set forth in the Merger Agreement and summarized in Item 4.

                  By virtue of the Merger Agreement, Global Crossing may be deemed to share with IPC and IPC Systems the power to vote and dispose of shares of IXnet Common Stock subject to the Merger Agreement. The information required by Item 2 is set forth with respect to IPC and IPC Systems in the documents and reports publicly filed by IPC and IPC Systems, respectively, with the Securities and Exchange Commission and is hereby incorporated by reference herein.

            During the last five years, to the knowledge of Global Crossing, neither IPC nor IPC Systems has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subjected to a judgment, a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (c) Except as set forth in this Item 5, to the best knowledge of Global Crossing, none of the persons described in Item 2 hereof has effected any transaction during the past 60 days in any shares of IXnet Common Stock.

            (d) Except as set forth in this Schedule 13D, Global Crossing does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of IXnet Common Stock beneficially owned by Global Crossing.

                  References to, and descriptions of, the Merger Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copy of the Merger Agreement included as an Exhibit to this Schedule 13D, and incorporated in this Item 5 in its entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF IPC.

                  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

                  A copy of the Merger Agreement is included as an Exhibit to this Schedule 13D. To the best of Global Crossing's knowledge, except as described in this Schedule 13D, (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of IXnet, including but not limited to, transfer or voting of any of the securities of IXnet, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, and (b) none of the shares of IXnet Common Stock are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the shares of IXnet Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibits:

         2.1 Agreement and Plan of Merger, dated as of February 22, 2000, among Global Crossing Ltd., Georgia Merger Sub Corporation, IPC Communications, Inc., IPC Information Systems, Inc., Idaho Merger Sub Corporation and IXnet, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 3, 2000

                                       Global Crossing Ltd.


                                       By: /s/ Dan J. Cohrs
                                          -------------------------------------
                                          Name: Dan J. Cohrs
                                         Title: Senior Vice President &
                                                Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number          Description
------          -----------

2.1 Agreement and Plan of Merger, dated as of February 22, 2000, among Global Crossing Ltd., Georgia Merger Sub Corporation, IPC Communications, Inc., IPC Information Systems, Inc., Idaho Merger Sub Corporation and IXnet, Inc.

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF GLOBAL CROSSING LTD.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Global Crossing. Except as indicated below, each person is a U.S. citizen.


         Name and Title                                             Present Principal Occupation,
                                                                    Business Address and Citizenship
                                                                    --------------------------------
Gary Winnick, Founder and Chairman, Director,                       Wessex House
             Global Crossing Ltd.                                   45 Reid Street
                                                                    Hamilton HM12, Bermuda

Lodwrick M. Cook, Co-Chairman, Director,                            Wessex House
            Global Crossing Ltd.                                    45 Reid Street
                                                                    Hamilton HM12, Bermuda

Leo Hindery, Chief Executive Officer,                               Wessex House
Director, Global Crossing Ltd.; Chief                               45 Reid Street
Executive Officer, Global Center, Inc.                              Hamilton HM12, Bermuda

Abbott L. Brown, Senior Vice President,                             Wessex House
Director, Global Crossing Ltd.                                      45 Reid Street
                                                                    Hamilton HM12, Bermuda

Thomas J. Casey, Vice Chairman, Director,                           Wessex House
            Global Crossing Ltd.                                    45 Reid Street
                                                                    Hamilton HM12, Bermuda

Joseph P. Clayton, President,                                       Wessex House
Global Crossing North America;                                      45 Reid Street
Director, Global Crossing Ltd.                                      Hamilton HM12, Bermuda

Bob Annunziata, Director,                                           Wessex House
Global Crossing Ltd.                                                45 Reid Street
                                                                    Hamilton HM12, Bermuda

David L. Lee, President, Chief Operating                            Wessex House
Officer, Director, Global Crossing Ltd.                             45 Reid Street
                                                                    Hamilton HM12, Bermuda

Barry Porter, Senior Vice President, Director,                      Wessex House
            Global Crossing Ltd.                                    45 Reid Street
                                                                    Hamilton HM12, Bermuda

Jack M. Scanlon, Vice Chairman,                                     Wessex House
Asia Global Crossing; Director,                                     45 Reid Street
Global Crossing Ltd.                                                Hamilton HM12, Bermuda

Jay R. Bloom, Managing Director, CIBC Wood                          425 Lexington Avenue
Gundy; Director, Global Crossing Ltd.                               New York, NY  10017

William E. Conway, Jr., Managing Director, The                      1001 Pennsylvania Avenue, NW
Carlysle Group; Director, Global                                    Washington, DC  20004-2505
Crossing Ltd.

Eric Hippeau, Chairman and Chief Executive                          28 East 28th Street
Officer, Ziff-Davis, Inc.; Director,                                15th Floor
Global Crossing Ltd.                                                New York, NY  10016

Dean C. Kehler, Managing Director, CIBC                             425 Lexington Avenue
World Markets Corp.; Director, Global                               3rd Floor
Crossing Ltd.                                                       New York, NY  10017

Geoffrey J.W. Kent, Chairman and Chief                              9301 North A1A, Suite 1
Executive Officer, Abercrombie and                                  Vero Beach, FL  32963
Kent; Director, Global Crossing Ltd.

Douglas H. McCorkindale, Vice Chairman and                          1100 Wilson Boulevard
President, Gannett Co., Inc.; Director,                             Arlington, VA  22234
Global Crossing Ltd.

James F. McDonald, President and Chief                              1 Technology Parkway South
Executive Officer, Scientific-Atlanta,                              Norcross, GA  30092
Inc.; Director, Global Crossing Ltd.

Bruce Raben, Managing Director, CIBC World                          1999 Avenue of the Stars
Markets Corp.; Director, Global                                     Suite 2340
Crossing Ltd.                                                       Los Angeles, CA 90067

Michael R. Steed, Managing Director, Pacific                        1201 Pennsylvania Avenue, NW
Capital Group, Inc.; Director, Global                               Suite 300
Crossing Ltd.                                                       Washington, DC  20004

Canning Fok, Group Managing Director,                               22nd Floor
Hutchison Whampoa Ltd.; Director,                                   Hutchison House
Global Crossing Ltd.                                                10 Harcourt Road
                                                                    Hong Kong
                                                                    Citizenship: U.K.

Dan J. Cohrs, Senior Vice President, Chief                          Wessex House
Financial Officer, Global Crossing Ltd.                             45 Reid Street
                                                                    Hamilton HM12, Bermuda


John Comparin, Senior Vice President, Human                                 Wessex House
Resources, Global Crossing Ltd.                                             45 Reid Street
                                                                            Hamilton HM12, Bermuda

James C. Gorton, Senior Vice President, General                             Wessex House
Counsel, Global Crossing Ltd.                                               45 Reid Street
                                                                            Hamilton HM12, Bermuda

Ed Mulligan, Senior Vice President, Network                                 Wessex House
Operations, Global Crossing Ltd.                                            45 Reid Street
                                                                            Hamilton HM12, Bermuda

John Scarpati, Chief Administrative Officer,                                Wessex House
            Global Crossing Ltd.                                            45 Reid Street
                                                                            Hamilton HM12, Bermuda

Robert B. Sheh, Executive Vice President,                                   Wessex House
Construction & Operations, Global                                           45 Reid Street
Crossing Ltd.                                                               Hamilton HM12, Bermuda